UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No. 2)*

                                  ACCEL International Corporation
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                                         (Name of Issuer)

                              Common Stock, par value $0.10 per share
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                                  (Title of Class of Securities)

                                            004299 10 3
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                                          (CUSIP Number)

                                      William H. Cuddy, Esq.
                                        Day, Berry & Howard
                           CityPlace I, Hartford, Connecticut 06103-3499
                                           (860) 275-0100
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                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                         December 11, 1996
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                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement /   /.  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

Continued on the following pages.



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rhoda L. Chase
        ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)/   /
                                                            (b)/ x /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                    /   /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

                     7      SOLE VOTING POWER
                            2,000,000  shares (See Row 11 below)
NUMBER OF
 SHARES              8      SHARED VOTING POWER
BENEFICIALLY                -0- shares
 OWNED BY
  EACH               9      SOLE DISPOSITIVE POWER
REPORTING                   2,000,000 shares (See Row 11 below)
 PERSON
  WITH              10      SHARED DISPOSITIVE POWER
                            -0- shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares of which 335,000 shares are temporarily on loan to Insurance Holdings Limited Partnership.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /   /
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.2% or 19.4 % (See Row 11 above)

14      TYPE OF REPORTING PERSON*
        IN

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

        The reporting person hereby amends in part her Statement on Schedule 13D dated December 15 and December 28, 1995 (the "Schedule 13D"), as amended by Amendment No. 1 thereto dated September 5 and September 20, 1996, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only the portions of the information previously reported that have changed since the prior filing.

Item 3.  Source and Amount of Funds or Other Consideration.

        On December 11, 1996, the reporting person purchased 378,736 shares of Common Stock from American Ranger, Inc. ("ARI") in a private sale at a price of $2.875 per share, paying a total consideration of $1,088,866.00. Such funds were obtained from the personal funds of the reporting person. In addition, although not material under the applicable regulatory requirements, on November 11, 1996, the reporting person purchased an additional 2,014 shares at a price of $3.50 per share from an unrelated party in a private sale.

Item 4.   Purpose of Transaction.

        The reporting person is holding the 2,000,000 shares of Common Stock she owns of record for purposes of investment. Based on the reporting person*s ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to her, offers for her shares of Common Stock, general economic conditions and other future developments, the reporting person may decide to sell or seek the sale of all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

Item 5.  Interest in Securities of the Issuer.

               (a)     (i)    As of the date hereof, the reporting person may
               be deemed to own beneficially 2,000,000 shares of Common Stock, or 23.2% of the 8,603,742 shares of Common Stock outstanding as of September 30, 1996.

                       (ii) In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any of the (1) 5,350 shares of Common Stock or less than 0.1% of the shares of Common Stock outstanding as of September 30, 1996 owned by Sandra M. Chase, the spouse of Arnold L. Chase, (2) 1,167,824 shares of Common Stock or 13.6% of the shares of Common Stock outstanding as of September30, 1996 owned by Arnold L. Chase, son of David
               T. Chase and the reporting person, or (3) 1,167,824 shares of Common Stock or 13.6% of the Shares of Common Stock outstanding as of September 30, 1996 owned by The Darland Trust for which Rothschild Trust Cayman Limited serves as trustee and in which Cheryl Chase, daughter of David T. Chase and the reporting person, is a beneficiary.

               (b) The reporting person has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of the 2,000,000 shares of Common Stock owned by her, except to the extent that the reporting person, as described in detail in the Schedule 13D, may be deemed to have transferred the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 335,000 shares temporarily on loan to Insurance Holdings Limited Partnership.

               (c) No transactions involving the reporting person have occurred during the past sixty days except as described in Item 3 above.

                                            SIGNATURES

        After reasonable inquiry and to the best of her knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: January 8, 1997



                                                    By: /s/ Rhoda L. Chase
                                                    Name:   Rhoda L. Chase